Mail Stop 6010

March 29, 2006

Terrance J. Bruggeman
Executive Chairman
Somanta Pharmaceuticals, Inc.
19200 Von Karman Avenue, Suite 400
Irvine, California 92612

Re: Somanta Pharmaceuticals, Inc.
Registration Statement on Form SB-2
Filed March 2, 2006
File No. 333-132176

Dear Mr. Bruggeman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In an appropriate section of the prospectus, please provide the disclosure required by Item 505 of Regulation S-B.

Prospectus

2.   The forepart of your prospectus contains a lot of technical terms. For example, we note your use of the terms *in-license* and *hybridoma*. Please place any industry

terms you use in context so those potential investors who do not work in your industry can understand the disclosure.

3.   The forepart of your prospectus contains many defined terms. For example, we note the numerous terms in parentheses and quotation marks. The meanings of the terms you use in the forepart of your prospectus must be clear from the context. Accordingly, eliminate the defined terms throughout the forepart of your prospectus and use terms whose meanings are clear from the context instead.

4.   Please present your disclosure from the perspective of investors why may be first learning about your company through this document. For example, on page 10, you refer to "Phoenix" and "Angiolix" as if investors already know what these items are.

Prospectus Cover Page

5.   We note the registration statement covers resale of common shares that are being offered by officers, directors, major shareholders or their affiliates in large amounts. Generally, we view resale transactions by related parties of this amount as an offering "by or behalf of the issuer" for purposes of rule 415(a)(4) of Regulation C. Under the rule, equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Your offering does not appear to meet the requirements. Please revise your registration statement to price the shares offered by these shareholders and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. The prospectus should make clear that these persons are underwriters of this offering.

6.   Please disclose the price at which the securities will be sold. We will not object if you disclose on the cover page the price at which non-affiliate selling shareholders will sell shares of common stock until your shares are quoted on the Over-the-Counter Bulletin Board, and that thereafter the non-affiliates may sell at prevailing market prices or privately negotiated prices. See Schedule A, Item 16, of the Securities Act of 1933. Revise your prospectus, including your plan of distribution, accordingly.

Forward Looking Statements, page 2

7.   Section 27A of the Securities Act and Section 21E of the Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by an issuer of penny stock. Please remove references here and throughout the document to the inapplicable statute.

Prospectus Summary, page 4

Our Business, page 4

8.   Please reconcile the disclosure here and on page 25 that "[y]our licenses are generally worldwide" with the disclosure on page 31 that your sublicense for Phenylbutyrate covers worldwide rights excluding the US and Canada.

9.   We note your disclosure that you "out-source clinical trials, pre-clinical testing and the manufacture of clinical materials." If you are not currently engaged in those activities, please clarify your disclosure accordingly.

10.   Please tell us why you believe it is appropriate to make references to your "products" here and elsewhere in your prospectus when it does not appear that you have any salable products at this time.

11.   Please disclose the relationships between you and the parties to your agreements. For example, we note the reference to a relationship with Virium on page F-35.

The Offering, page 6

12.   In an appropriate section of the prospectus, disclose how the "current market price" of your common stock would be determined in the absence of a trading market.

Risk Factors, page 8

13.   Your risk factors must follow your one-page prospectus cover or your prospectus summary. Although we do not object to the placement of your table of contents, please relocate other disclosure to a more appropriate section of your document.

14.   Please add a risk factor to highlight the risk created by the going concern modification to your auditor's report. Include a discussion of the reasons for the modification and the material effects, including the effect on your ability to obtain financing.

15.   Please add a risk factor regarding the ability of a limited number of large security holders to control matters requiring shareholder approval.

16.   We note that your authorized capital stock consists of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. If true, please add a risk factor that addresses the fact that you may issue authorized but unissued shares of common and preferred stock without further shareholder approval and that these

shares may be granted rights and preferences that are greater than those of common shares being offered pursuant to this prospectus.

We are dependent on licenses, page 10

17.   Please briefly clarify why you do not know whether your licenses are enforceable.

18.   Revise to address the risks associated with the expiration of material patents. We note your disclosure on page 30 that "patents that we have exclusively sublicensed from Immunodex expire at various times between 2008 and 2015" and your disclosure on page 31 that "clinical development of Phoenix will take many years for product registration, likely beyond 2015."

If we lose key management, page 14

19.   From your disclosure in the "Management" section of your document, it appears that your CEO also has another job. Please disclose the amount of time he devotes to your company and explain the risk of the demands of his other job on his ability to devote time to Somanta Pharmaceuticals, Inc.

Selling Stockholders, page 20

20.   Please disclose when and how each of the selling stockholders acquired your securities. Include the terms of transactions.

21.   Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

22.   Please identify the natural persons who beneficially own the securities held in the name of the entities named in the selling stockholder table.

23.   Here and in the table on page 53, please disclose beneficial ownership without regard to any contractual limitations that can be waived by the parties. You may then add appropriate footnotes to explain the limitations.

24.   Please clarify how you calculated the number of shares underlying each instrument. If the shares represent dividends or interest that may be paid in cash or stock, please tell us which subsection of which exhibit determines who decides whether cash or stock will be paid. Note that if the investors retain the discretion to choose cash or stock, their investment decisions with regard to your unregistered sale of those securities is not yet complete and it is premature to register those securities for resale.

25.   Disclose the material relationships with the selling stockholders during the last three years. For example, we note the relationships mentioned on page F-36.

Plan of Distribution, page 23

26.   We note your reference to rule 424(b) in the third paragraph on page 24. Please reconcile this statement with your obligation to file a post-effective amendment as evidenced by Regulation S-B Item 512(a)(1)(iii).

Business, page 25

27.   Please revise to avoid reliance on the glossary or defined or technical terms as the primary means of explaining information. See Updated Staff Legal Bulletin No. 7 (June 7, 1999). For example, it appears that many of the terms in your glossary could be explained in context where you use the terms in your disclosure so that investors who may not be familiar with your business could more easily understand your document.

28.   Please disclose what operations, if any, you conducted during the time between your incorporation as PRS Sub I, Inc. in 1991 and January 31, 2006.

29.   Please disclose what operations, if any, were conducted by Bridge Oncology Products and Somanta Limited prior to August 23, 2005.

30.   Expand the disclosure regarding your product candidates to address the status, material results and significance of each of the clinical and pre-clinical studies referenced in your Business section. Clarify whether you are describing studies that are part of your business or third-party studies.

31.   Please clarify the progress made during the periods presented on development of each product disclosed. For example, we note the increased activity mentioned on the top of page 39, but it is unclear what the nature of this activity was. Also disclose known key development milestones; for example, when are material studies scheduled to end?

32.   Please discuss expired and terminated agreements during the last three years. Include the scope of the agreements and the reasons that the agreements were terminated or left to expire.

33.   Please describe the material terms of the agreements for the management of your business mentioned in the last paragraph of page F-28. Also, file those agreements as exhibits.

Overview, page 25

34.   We note your disclosure in the second paragraph that you have two anti-cancer agents in clinical development and three candidates in pre-clinical development that target eleven tumor types. Please revise your disclosure to clarify the types of cancer that each of your product candidates is intended to target.

Strategy, page 25

35.   Please reconcile the statement that you perform or manage clinical trials with the risk factor on the bottom of page 9 that you rely on third parties for this activity.

Products in Academic Investigator-Sponsored Clinical Development, page 30

36.   When you refer to "sponsors," please clarify what type of sponsorship you mean. For example, do academic institutions pay for the trials?

37.   Please clarify the disclosure regarding the status of your in-licenses of intellectual property held by NIH. Specifically, state how the absence of NIH's consent to your CRICC and Immunodex sublicenses and the absence of the U.S. Public Health Service's consent to your Virium sublicense affects your rights under those licenses.

38.   Given the nature of your discussion of clinical trials of your product candidates, please first describe the material aspects of the drug approval process, both in the United States and in any relevant foreign jurisdictions.

39.   Please revise your disclosure to include a discussion of all of your material patents and patent applications. Include a description of the nature and duration of each patent. Also disclose the geographic scope of the patents.

Phoenix, page 30

40.   Clarify what you mean by the statement that Phoenix "is demonstrated to be well tolerated."

41.   Disclose all the material terms of your agreements with Immunodex, Inc., and Cancer Research Institute of Contra Costa, including duration, termination provisions, scope of exclusivity, material payment obligations and other material obligations of the parties. In addition, please file the agreement with CRICC.

42.   Please clarify why you need additional patents to manufacture the products you cite.

Sodium Phenylbutyrate, page 31

43.   Disclose all the material terms of your agreement with Virium Pharmaceuticals, Inc., including duration, termination provisions, scope of exclusivity, material payment obligations and other material obligations of the parties.

44.   Please clarify why you are seeking to modify the agreement.

45.   Throughout your document, please clarify the basis for the claims regarding the products you cite. For example, we note the first sentenced in the "Rationale" section.

Products in Pre-Clinical Development, page 32

Alchemix, page 32

46.   Provide the basis for your statement "while no more toxic than many approved chemotherapeutic drugs, we expect that it will overcome many chemo resistant tumors."

47.   Disclose all the material terms of your agreements with De Montfort University and Advanced Cardiovascular Devices, LLC, including duration, termination provisions, scope of exclusivity, material payment obligations and other material obligations of the parties. File the agreements as exhibits.

Prodrax, page 33

48.   Disclose all the material terms of your agreements with The School of Pharmacy, University of London, including duration, termination provisions, scope of exclusivity, material payment obligations and other material obligations of the parties.

49.   Please expand your disclosure to clarify what "additional research" you intend to undertake within the next 12 months.

50.   Clarify why you need to choose a lead compound for use with Prodrax.

Government Regulation, page 34

51.   Please disclose the remedies that may be obtained for failure to comply with material government regulation.

Raw Materials, page 34

52.   With a view toward clarified disclosure, please tell us about any arrangements you have to ensure a supply of required materials.

Employees, page 35

53.   Please clarify where your employees are located.

Critical Accounting Policies and Estimates, page 37

54.   Please revise this critical accounting policies section of your MD&A to discuss the critical accounting estimates and assumptions involved in the application of GAAP. Describe the methodology used by management in determining these particular estimates; the significant assumptions you use; and the likelihood that materially different amounts would be reported under different conditions or using different methods. Refer to the guidance provided in FR-72 and SEC Release 33-8350.

Results of Operations, page 37

Fiscal Year Ended April 30, 2005 Compared With Fiscal Year Ended April 30, 2004, page 38

55.   You state that the increase in research and development expenses between the periods is due to an increase in consulting expenses offset by a decrease in initial license fees under an in-licensing agreement for a drug candidate. It appears that you are referring to license fees paid to the School of Pharmacy, University of London, and DeMontford University in fiscal year 2004. Separately, on page 37, you state that the increase in general and administrative expenses is due in part to an initial license fee payment of $300,000 paid to Immunodex and an option fee payment of $45,358 to the School of Pharmacy, University of London. From your descriptions on pages 30-34, it appears that the licenses are similar in structure. Please tell us why these fees have been recorded as research and development expenses in fiscal year 2004 and general and administrative expenses in the six months ended October 31, 2005.

56.   Please describe any known trends in your financial results. For example, under existing agreements, we assume that you are aware of whether you will receive more or less revenue in upcoming periods based on currently known developments; please disclose those trends with specificity. Likewise, please expand your liquidity section to discuss with specificity known trends regarding your obligations.

57.   When you refer to consulting expenses, please provide more specific disclosure regarding the nature, scope and duration of the consulting activities.

Executive Compensation, page 47

58.   Please file the agreement mentioned in footnote (1).

59.   Please tell us the material terms of and reason for the transfer referenced in footnote (2) to the Summary Compensation Table.

2005 Equity Incentive Plan, page 48

60.   Please revise your disclosure to clearly identify the entity to which you are referring when you state that "*we* adopted a stock option plan . . . which was subsequently ratified by *our* stockholders" (emphasis added).

Employment Arrangements, page 49

61.   Please disclose the "certain funding level."

Service Agreements, page 50

62.   Disclose all material terms of your service agreement with Pharma Consultancy Limited, and file it as an exhibit to your registration statement.

Compensation of Directors, page 50

63.   Refer to the 2004 grant to Dr. Gibson mentioned in the last paragraph. Please clarify the purpose of this grant given the disclosure on page 45 that Dr. Gibson became a member of the board in 2005.

Certain Relationships and Related Transactions, page 52

64.   If the loan by Mr. Epenetos was subject to a written agreement, please file it.

65.   Please quantify the costs associated with the office space mentioned in the first paragraph.

66.   Please quantify the obligations under the Virium agreement.

67.   Please clarify how the relationship mentioned in the third paragraph created an affiliated transaction.

Description of Securities, page 56

68.   Please provide the disclosure required by Regulation S-B Item 201(a)(2).

Preferred Stock, page 56

69.   Please disclose the redemption provisions of the preferred stock.

70.   We note your disclosure of the "initial" voting rights. Please clarify how those rights might change.

Experts, page 57

71.   We note you refer to Cole, Samsel & Bernstein, LLC as experts. However, the consent included in Exhibit 23.2 does not include customary language consenting to reference to Cole, Samsel & Bernstein, LLC as experts. Please revise or advise.

Where you can find more information, page 58

72.   We note your disclosure that you file proxy statements. Please tell us when you last filed a proxy statement.

Somanta Incorporated Consolidated Financial Statements, page F-1

General

73.   Please update the financial statements, as applicable, as required by Item 310(g) of Regulation S-B.

74.   Please provide a currently dated consent from each of the independent public accountants with your next amendment.

Report of Independent Registered Public Accounting Firm, page F-2

75.   We note your independent auditors' report indicates that their audits were conducted in accordance with auditing standards established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Please have your auditor revise its report to remove the reference to the Auditing Standards Board and to state that their audits were conducted in accordance with the Public

Company Accounting Oversight Board (United States). Refer to Public Company Accounting Oversight Board Auditing Standard No. 1.

Notes to Consolidated Financial Statements, page F-10

Note 2. Significant Accounting Policies, page F-12

- Revenue Recognition, page F-12

76.   We note that you have begun to recognize revenue during the six months ended October 31, 2005. We also note your disclosure on page 36 which indicates that you expect your revenues for the next several years to consist of payments under certain current agreements and any future collaborations. Please revise this note to disclose your revenue recognition policy for these agreements. Discuss how you meet each of the criteria of SAB 104 for revenue recognition. Disclose how you recognize revenues for the upfront payments upon execution of new agreements.

-Translation of Foreign Currency in Financial Statements, page F-13

77.   We note that you retroactively converted your functional and reporting currency to U.S. Dollars, effective May 1, 2005. We further note that you disclosed that the functional currency was United Kingdom pound and the reporting currency was the United States Dollar through April 30, 2005. We note your disclosure under "Segment Reporting" on page F-13 that all of your assets are located in the United Kingdom and all of your transactions took place in the United Kingdom. Please provide us with your analysis performed to support your conclusion that your functional currency should be changed to US Dollars. Refer to paragraph 9 of SFAS 52.

78.   Tell us why you believe it was appropriate to retroactively restate your financial statements for the change in your functional currency.   Refer to paragraph 9 of SFAS 52.

Note 5.   Related Party Transactions, page F-16

79.   We note on page F-4 that you disclosed a $274,370 payable due to an officer and related party as of October 31, 2005. Please revise your notes to include the nature of this payable and to provide the required disclosures required by paragraph 2 of SFAS 57.

80.   In this regard, we note your disclosures on page 52 regarding related party transactions with Virium Pharmaceuticals and Advanced Cardiovascular Devices,

LLC. Please revise this note to include the disclosures required by paragraph 2 of SFAS 57 with respect to these transactions, or tell us why you do not believe they are required.

Note 8. Stockholder's Transactions, page F-17

81.   We note from your disclosures here and throughout the filing that you have issued equity instruments to non-employees for services. Please tell us and revise to disclose how you determined the value to record in the financial statements for each separate equity issuance. Refer to paragraph 8 of SFAS 123 and EITF 96-18.

82.   We note that your president and chief executive officer purchased 146,007 shares of common stock from an individual who had not paid for the shares and that you recorded $181,371 as compensation expense, representing the difference between the purchase price and the fair value of the shares of common stock. Please tell us and revise to disclose how you how you determined the fair value of the shares issued.

83.   We note from your disclosure here and on page F-12 that you granted options to purchase 2,204,701 shares of common stock with an exercise price of $1.23, which you determined was the fair market value of the stock in the period, and that you recorded $257,515 of compensation expense for the year ended April 30, 2005. Please tell us and revise your note to disclose how you determined that the fair value of your common stock was $1.23 per share for the period ended April 30, 2005.

84.   We further note from your disclosure here and on page F-9 that you granted options to purchase 406,670 shares of common stock and recorded $168,493 of compensation expense for the six months ended October 31, 2005 related to a stock option grant. Please tell us and revise your filing to disclose how you accounted for and valued the transaction, including any significant valuation assumptions used. For instance, if you used the Black-Scholes valuation model to value these options, you should disclose the significant assumptions utilized within the model and a brief discussion on how these assumptions were determined.   Within your discussion, you should also provide the fair value of your common stock in the period and how you determined the fair value of your common stock.

85.   We note that you issued warrants to a non-employee to purchase up 9,987 shares of common stock over a five year period at an exercise price of $2.25. Please tell us and revise your filing to disclose how you have valued these warrants and what

expense, if any, has been recorded in the accompanying financial statements for the periods.

Note 10. Significant contract and licenses, page F-20

86.   We note that you entered into several in-licensing agreements and collaborations agreements throughout the reporting periods presented. We further note that on page F-24 that you amended certain of these agreements subsequent to April 30, 2005. For each material contract, please revise your filing to address the following:

*   Disclose the total fees paid in cash and stock. For fees paid in stock, please discuss how you determined the value to record in the financial statements.
*   Disclose in detail the terms of any ongoing compensation provisions, such as royalty agreements or future option fees. Please revise to disclose the amounts of any minimum annual royalties.
*   Disclose how any upfront fees, royalty fees, option fees or other fees associated with these agreements have been reflected in your financial statements.
*   If you have terminated the contract, please disclose the amounts of any termination fees recorded in your statements of operations for each reporting period presented.

        Please note this comment also applies to the license agreements discussed in Note 11, Subsequent Events.

Note 11. Subsequent Events, page F-23

Share Exchange Agreement and Plan of Merger Agreement, page F-26

87.   We note that Bridge Oncology Products, Inc. (BOPI) issued 5,832,834 shares of common stock and substitute options to the shareholders of company in exchange for their shares of the company. We further note that this acquisition was accounted for as a reverse-acquisition whereby Somanta Limited was deemed to have acquired BOPI and that you included the operating results of Somanta Limited up to August 22, 2005 and then included the operating results of BOPI from August 22, 2005 to October 31, 2005. We finally note on page 4 that you describe this transaction as a recapitalization. Please respond to the following comments:

*   Please tell us and revise your disclosure to explain clearly whether you accounted for this transaction as a recapitalization or a reverse acquisition.

- Please tell us and revise this note to disclose how you have recorded the assets of BOPI in your financial statements, whether at fair value or historical value.
- Please also explain to us why the transaction resulted in a debit to your stockholders' equity of $84,470.
- Please clarify for us the activity relating to your outstanding shares. We note that you increased the number of outstanding shares of common stock by 7,865,000 to bring the total number of outstanding shares to 13,697,834 as of October 31, 2005. It appears that these 7,865,000 shares represents the 5,832,834 shares issued by BOPI in exchange for the ordinary shares of Somanta and 2,032,166 substitute options issued as replacement options. However, it is unclear why the replacement options are being treated as shares issued and outstanding. Please advise.
- As appropriate, in responding to the above, please refer to the accounting literature relied upon in reaching your conclusions.

88.   Please include your merger agreement between Bridge Oncology Products, Inc. and Somanta Limited that occurred on August 22, 2005 as an exhibit to your next amendment.

Part II

Other Expenses, page II-1

89.   Please tell us how you estimated the "SEC Registration Fee."

Item 26. Recent Sales of Unregistered Securities, page II-2

90.   Please revise your disclosures generally to include all of the information required by Item 701 of Regulation S-B for each of the sales during the past three years. Include in your revised disclosure, among other things, the following:

- The name or class of persons to whom the securities were sold. Please also revise as necessary to disclose the number of purchasers who participated in each offering.
- The facts relied upon to make each cited exemption available for each transaction.

Note that this disclosure item is not limited to equity transactions. We note for example the debt transactions on page 40.

Signatures

91.   Please do not alter the language required to appear on the Signatures page.

Exhibits

92.   We note that you have requested confidential treatment for portions of exhibits 10.6 through 10.11.   We will review and provide any comments on your request separately. Comments on regarding your request must be resolved before we may accelerate the effectiveness of this registration statement.

93.   We note that many of the agreements filed as exhibits are unexecuted or appear to be otherwise incomplete. We note, for example, exhibit 1 was not filed with the agreement filed as Exhibit 10.10 and schedule 1 to the agreement filed as Exhibit 10.17 is incomplete. Please file all required agreements in final form consistent with Item 601 of Regulation S-B.

Form 10-QSB for the Quarter Ended January 31, 2006

Consolidated Financial Statements, page 4

Notes to Condensed Consolidated Financial Statements, page 8

Note 3. Share Exchange Agreement and Plan of Merger Agreement, page 12

94.   We note that on January 26, 2006 Somanta Inc. merged with Merger Sub, a wholly owned subsidiary of Somanta Pharmaceuticals, Inc. Please tell us and revise your disclosure to explain clearly whether you plan to account for this transaction as a reverse acquisition or a recapitalization. Please note that the merger of a private operating company into a non-operating public shell corporation with nominal net assets is generally considered to be a recapitalization. The accounting for a recapitalization is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded.

95.   It appears that the reporting entity has elected to continue the fiscal year of Somanta, Inc. Please revise this filing to disclose the change in fiscal year from December 31 (Hibshman) to April 30.

96.   Further, it appears that there has been a change in the independent public accountant for the reporting entity from Rotenberg Meril Solomon Bertiger & Guttilla, P.C. to Stonefield Josephson. Please amend the Form SB-2 as necessary to provide all disclosures required by Item 304 of Regulation S-B as indicated in Item 23 of the Form SB-2.

Note 4. Convertible Note Payable, page 13

97.   We note you issued $1.25 million of convertible debt to SCO Capital Partners
        (SCO) whereby SCO has the option to be repaid in cash or to convert the debt into
        shares of a qualified equity financing at the lowest price paid by institutional
        investors. We further note that you evaluated the conversion option under SFAS
        133 and determined that the debt met the definition of "conventional convertible
        debt" as defined in EITF 00-19 and as a result, you determined that you were not
        required to bifurcate and account for the conversion feature as a derivative.
        Please provide us with your detailed analysis performed to reach the conclusion
        that your debt is "conventional convertible debt" as defined in paragraph 4 of
        EITF 00-19. Please include discussion of the contingent conversion price based
        on future financings.

98.   We note that you recorded a $364,721 beneficial conversion feature related to this
        transaction. You state that this was calculated as the difference between the
        calculated conversion value after the allocation of the full fair value of the
        warrants of $514,981 to the debt as debt discount and the fair value of your
        common stock of $.60 per share. Please provide us with supporting calculations
        to support the $364,721, including showing the calculated conversion value after
        the allocation of the full fair value of the warrants and the conversion rate used.
        Further, please tell us why you used a fair value of $.60 per share for this
        calculation. Please also revise this note to provide additional details necessary for
        an investor to understand how this amount was calculated.

99.   You state that the beneficial conversion feature was calculated when the
        contingency of conversion was resolved, which was January 31, 2006. Tell us
        why you believe it was appropriate to calculate the beneficial conversion feature
        at this date. Refer to paragraphs 5 and 13 of EITF 98-5.

100.   It appears that SCO Capital Partners is a related party. Please revise to provide
        the related party disclosures required by paragraph 2 of SFAS 57 or tell us why
        you do not believe these disclosures are required.

101.   We note that you initially classified the warrants as a liability that were issued in
        conjunction with the convertible note and recorded these instruments at a fair
        value of $514,981 or $.59 per share of common stock. We further note on page
        16 that you used the Black-Scholes valuation model and that you provided the
        significant assumptions used in the model. Please revise to disclose how you
        determined the assumptions used in the model. Please also discuss the fair value
        of your common stock used and how you determined the fair value of your
        common stock.

Note 5. Private Placement, page 14

102.   Reference is made to your accounting for your series A preferred stock, warrants, and liquidated damages under the registration rights agreements associated with these instruments. In addition, we note your statement that you have analyzed the warrants and liquidated damages under View A of draft EITF Issue 05-4, which states that the registration rights agreements should be treated as a <u>combined unit</u> together with the warrants. However, we note that you recorded the fair value of the warrants as a liability and recorded $320,253 in penalties related to the registration rights agreements separate from the warrants as mezzanine. Please provide us with your analysis of EITF 05-4, EITF 00-19 and SFAS 133 in connection with the recording of the warrants and the liquidated damages clauses. Please also refer to the guidance in Current Accounting and Disclosure Issues in the Division of Corporation Finance dated December 1, 2005, which can be found on our website at www.sec.gov.

103.   In this regard, please tell us why you concluded that you should record $320,253 in penalties on January 31, 2006, the date the private placement occurred. Tell us how you determined this amount based on the guidance of SFAS 5.

104.   Please revise your filing to clearly disclose that you issued 464 shares of series A preferred stock on January 31, 2006 for gross proceeds of $4.6 million that are convertible into 7,733,333 shares of the common stock in addition to the 128.6318 shares of series A preferred tock that are outstanding as result of a note payable conversion.

105.   We note that you initially classified the warrants as a liability and recorded these instruments at a fair value of $2 million or $.41 per share of common stock. We further note that you used the Black-Scholes valuation model and that you provided the significant assumptions used in the model. Please revise to disclose how you determined the assumptions used in the model. Please also discuss the fair value of your common stock used and how you determined the fair value of your common stock.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Adam C. Lenain, Esq. – Foley & Lardner LLP